File No. 70-9073


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ------------------------------

                         CENTRAL POWER AND LIGHT COMPANY
                           539 North Carancahua Street
                        Corpus Christi, Texas 78401-2802

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              212 East Sixth Street
                           Tulsa, Oklahoma 74119-1212

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                        Shreveport, Louisiana 71156-0001

                          WEST TEXAS UTILITIES COMPANY
                               301 Cypress Street
                            Abilene, Texas 79601-5820

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                Williams Tower 2
                                2 West 2nd Street
                              Tulsa, Oklahoma 74103

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                           ---------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)
                          -----------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)


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                  Central Power and Light  Company,  Public  Service  Company of
Oklahoma, Southwestern Electric Power Company and West Texas Utilities Company (the "Operating Companies"), wholly owned public utility subsidiaries of Central and South West Corporation ("CSW"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Services, Inc. (the "Service Company"), a wholly owned subsidiary of CSW that is authorized to provide services to associate companies pursuant to
Section 13(b) of the Act and rules of the Securities and Exchange Commission (the "Commission") promulgated thereunder, hereby submit for filing this Amendment No. 3 to the Application-Declaration on Form U-1 in File No. 70-9073 to amend and restate the Application-Declaration in its entirety.

Item 1.   Description of Proposed Transactions.
                  The Operating Companies, directly or through the Service Company, propose to market to their customers a mortgage incentive program provided by PHH Mortgage Services Corporation ("PHH Mortgage") and called the Better Choices Home Mortgage Program (as the same may be renamed from time to time, the "Better Choices Program").

                  The Better Choices  Program is designed to promote  efficiency in the use of energy and environmental conservation. Under the Better Choices Program, home buyers will be offered the opportunity to obtain mortgages with enhanced benefits on homes that qualify either for a Good Cents Home Certification or a Good Cents Environmental Home Certification. The Good Cents Home Certification requires that the home to be purchased meet certain energy efficiency standards (such as those relating to the quality of the insulation installed, the energy efficiency of the heating, ventilating and air conditioning equipment and other appliances installed and the presence of energy management systems). The Good Cents Environmental Home Certification requires

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that the home to be  purchased  meet not  only  energy  efficiency  requirements substantially similar to those required under the Good Cents Home Certification but also have at least a minimum number of environmental conservation features from a list of features (such as low-flow shower heads, recycling bins, composting facilities and use of non-polluting materials). Even though the
programs  share  many  of  the  same   characteristics,   the  Good  Cents  Home
Certification  and  the  Good  Cents   Environmental   Home   Certification  are
independent certifications and are not mutually exclusive, i.e., a home, if it satisfied all of the requirements, could receive either certification or both.

                  The Good Cents Home Certification is a branded home certification program developed by The Southern Company and licensed to more than 290 utilities in 25 states. It was developed in 1976 to encourage builders to construct energy-efficient homes. As part of their Good Cents license, the Operating Companies developed energy efficiency standards for new home construction to improve the energy efficiency of homes in their respective service territories as part of their respective DSM programs.

                  The Good Cents Environmental Home Certification standards have been certified by the Edison Electric Institute as having met the standards of its E-Seal Program, an industry-wide program to promote energy efficiency and environmental conservation. The E-Seal program, launched in 1994, is a national certification system for electric utility home construction programs, establishing criteria for both energy and resource efficient home construction. An electric utility home construction program that is certified by E-Seal exceeds both the Council of American Building Officials' Model Energy Code and the National Appliance Energy Conservation Act standards by 10-30 percent. The E-Seal program is supported by several leading national organizations including the U.S. Environmental Protection Agency, the U.S. Department of Energy, Habitat for Humanity, Alliance to save Energy, Renew America and the National Wildlife Federation.

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                  The Operating  Companies will certify to PHH Mortgage that the homes meet the standards for either a Good Cents Home Certification or a Good Cents Environmental Home Certification and will list the features of the homes that qualify them for such certification. Based on such certification, PHH Mortgage will offer to customers of the Operating Companies various benefits that may permit such customers to qualify for mortgages that are 15% to 20% larger than conventional mortgages. The increased sizes of the mortgages are made possible by a combination of features, such as granting mortgages for 100% of the cost of qualifying energy efficiency and environmental conservation features and calculating income available to service mortgages on the basis of reduced utility bills. In addition, PHH Mortgage will offer to Operating Company customers other inducements that will vary over time, such as reduced points, closing costs and interest rates.

                  The services offered by PHH Mortgage are integrated with the relocation services offered by PHH Real Estate Services Corporation ("PHH Real Estate" and, together with PHH Mortgage, the "PHH Entities"), which maintains a network of residential realtors capable of assisting Operating Company customers in selling their existing homes, buying new homes and, together with PHH Mortgage, qualifying for new mortgages under the Better Choices Program. In addition to receiving the benefits of the relocation services, Operating Company customers would, where lawful, be paid portions of the referral fees received by PHH Real Estate from the realtors upon closing. The Operating Companies would not render any services to customers in respect of the relocation services of PHH Real Estate and would not certify the homes of relocating customers as qualifying for preferential mortgages if the customers move out of the service territories of the Operating Companies. Nonetheless, the Operating Companies believe that these ancillary services contribute to the primary objectives of the Better Choices Program for the Operating Companies: (i) the promotion of

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energy efficiency and environmental  conservation on the part of customers;  and
(ii) the promotion of general customer good will in an era of anticipated competition in retail electric service by making available financial services products that offer significant benefits to customers. In the future the Operating Companies might market similar services if offered by other providers ("Other Providers"). However, the Operating Companies will not market services offered by Other Providers without receiving prior approval from the Commission therefor.

                  The Operating Companies (directly or through the Service Company) would market the Better Choices Program through direct mail programs, articles, promotional literature, advertisements, customer kits, and mail inserts. The mail inserts portion of the marketing activity would utilize the excess bill space in the billing envelopes sent by the Operating Companies to their utility customers such that the total envelope weight with the added piece would not result in any additional postage. The Operating Companies would be compensated for their marketing services by payment to them, where lawful, of a portion of the referral fee received by PHH Real Estate (or Other Providers) from the realtor upon closing. The Operating Companies would also be compensated for their marketing services by the payment to them, where lawful, of fees based on mortgages closed by PHH Mortgage. The Operating Companies propose to offer the Better Choices Program for the customer relations reasons stated above, rather than primarily to make profits, and estimate that such compensation might only cover their costs. Currently, it is estimated that the aggregate costs of the Better Choices Program in 1998 and 1999 would be $50,000 and $100,000, respectively, and that aggregate revenues in those years would be $40,000 and $100,000, respectively.

                  The activities of the Operating Companies with respect to the mortgage services described herein will be limited to marketing such mortgage services and providing home certifications only. The Operating Companies will




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not  provide  financing  for such  mortgages,  nor will they be  engaged in real estate brokering, relocation services or other real estate related activities. The Operating Companies' are participating in these programs solely for the purposes of promoting and facilitating the use of energy efficiency and environmental conservation features available in homes within each Operating Company's service territory and developing customer loyalty in light of anticipated competition. The PHH Entities are not affiliates of CSW or the Operating Companies. The PHH Entities became subsidiaries of HFS Incorporated pursuant to a merger between HFS Incorporated and the PHH Entities' parent corporation. The PHH Entities are currently subsidiaries of Cendant Corporation, a company created in December 1997 through the merger of HFS Incorporated and CUC International Inc.

                  The Operating Companies will, within 60 days of the end of each calendar quarter, provide to the Commission with respect to the transactions described herein (i) a balance sheet as of the relevant quarterly reporting date, (ii) income statements for the preceding twelve months, and
(iii) information on the transactions described herein including (a) the name of each Operating Company providing services described herein and (b) the total number of certifications made during the relevant period and the total dollar amount of mortgages offered in connection therewith.

                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the

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consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.

                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of April 30, 1998, CSW has invested approximately $909 million in EWGs and FUCOs or approximately 49.8% of CSW's average "consolidated retained earnings" of $1,825 million at the end of its four fiscal quarters ended March 31, 1998, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying said Rule and making Rule 53(c) inapplicable.

Item 2.   Fees, Commissions and Expenses.
                  The estimate of the approximate amount of fees and expenses payable in connection with the proposed transactions is as follows:

                  Counsel fees                               10,000
                    Milbank, Tweed, Hadley & McCloy
                  Miscellaneous and incidental                  500
                      expenses including travel,
                      telephone and postage
                                                             ------
                      TOTAL                                 $10,500

Item 3.   Applicable Statutory Provisions.
                  Sections  9(a),  10  and  11(b)  of  the  Act  are  or  may be
applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Operating Companies and the Service Company hereby request appropriate orders thereunder. Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any . . . interest in any business" without the prior approval of the Commission under Section 10 of the Act. Under Section 10(c)(1), the Commission may not approve the acquisition of any interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11" of the Act. Under Section 11(b)(1), the Commission must limit the operations of a public utility holding company and its subsidiaries to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of such integrated public utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system.

                  The Operating Companies believe that the marketing of the Better Choices Program will provide substantial enhancement of efficiency of energy use by residential customers and will promote customer good will, and therefore satisfies the requirements of Sections 9(a)(1) and 10 in that it is incidental, and economically necessary or appropriate to the Operating Companies core business of generating, transmitting and distributing electric energy. The Better Choices Program is also appropriate in the public interest, in that it

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will promote  environmental  conservation by residential  customers,  and is not detrimental to the proper functioning of the Operating Companies and the Service Company.

                  The Better Choices Program satisfies the two-pronged "functional relationship" test established by the United States Court of Appeals for the District of Columbia Circuit in Michigan Consolidated Gas Co. v. SEC, 444 F.2d 913 (D.C. Cir. 1971), which traditionally has been used by the
Commission in applying Section 11(b)(1) of the Act. Under the "functional relationship" test, an integrated public-utility system may retain an interest in another business if (i) the additional business is "reasonably incidental or economically necessary or appropriate" to the integrated system and (ii) the retention of the additional business is in the public interest. Michigan Consolidated at 916. The nature of the Better Choices Program and the objectives of the Operating Companies in desiring to offer it to customers make it closely related to the core business of the Operating Companies; therefore the marketing of these programs to customers easily passes the "functional relationship" test. Likewise, the Better Choices Program is fully consistent with Commission precedent permitting subsidiaries of registered public utility companies to promote energy management and efficiency in its customer base. New England Electric System, Holding Co. Act Release No. 22719 (Nov. 19, 1982). In that order, the Commission authorized New England Electric system to organize a wholly-owned subsidiary to "perform a variety of conservation and load management measures, including the installment of meters and controls on equipment, the modification or replacement of inefficient equipment, an the monitoring of energy consumption." The Better Choices Program would involve the facilitation by the Operating Companies of third-party financing for upgraded residential energy efficiency equipment and the certification by the Operating Companies of the energy efficiency qualifications of the residences. Therefore,

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the result of these activities  would be similar to the objectives  sought to be realized by New England Electric System in the order cited above, although the activities themselves would be somewhat different.

Item 4.   Regulatory Approval.
                  No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.

Item 5.   Procedure.
                  It is requested that the Commission issue and publish not later than July 18, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than August 8, 1997 as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than August 9, 1997 an appropriate order granting and permitting this Application to become effective.

                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Exhibits and Financial Statements.
         Exhibit 1  - Preliminary opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Operating Companies and the Service
                      Company.

         Exhibit 2  - Final or "Past Tense" opinion of Milbank, Tweed, Hadley
                      & McCloy, counsel to the Operating Companies and the Service Company (to be filed with Certificate of Notification).

         Exhibit 3  - Financial Statements as of March 31, 1998.

         Exhibit 4  - Proposed notice of proceeding.

Item 7.   Environmental Effects.
                  The proposed transactions do not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed program.



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                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        August20, 1998.

                                   CENTRAL POWER AND LIGHT COMPANY


                                   By  /s/ Wendy G. Hargus
                                           Wendy G. Hargus
                                           Treasurer

                                   PUBLIC SERVICE COMPANY OF OKLAHOMA


                                   By  /s/ Wendy G. Hargus
                                           Wendy G. Hargus
                                           Treasurer

                                   SOUTHWESTERN ELECTRIC POWER COMPANY


                                   By  /s/ Wendy G. Hargus
                                           Wendy G. Hargus
                                           Treasurer

                                   WEST TEXAS UTILITIES COMPANY

                                   By  /s/ Wendy G. Hargus
                                           Wendy G. Hargus
                                           Treasurer

                                   CENTRAL AND SOUTH WEST SERVICES, INC.


                                   By  /s/ Wendy G. Hargus
                                           Wendy G. Hargus
                                           Treasurer


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                                  Exhibit Index


    Exhibit                   Exhibit                          Transmission
    Number                    _______                             Method
    ------                                                     -------------
       1         Preliminary opinion of Milbank, Tweed,
                 Hadley & McCloy, counsel to the  Operating
                 Companies and  the Service Company.           Previously filed

       2         Final or "Past Tense" opinion of Milbank,
                 Tweed, Hadley & McCloy, counsel to the
                 Operating Companies and the Service
                 Company (to be filed with the Certificate
                 of Notification).                                    ---

       3         Financial Statements as  of March 31, 1998.    Electronic

       4         Proposed notice of  proceeding.               Previously filed